OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

March 22, 2013

Via Electronic Transmission

Ms. Kim Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Registration Statement on Form N-1A for Oppenheimer SteelPath MLP Funds Trust (SEC File No. 333-163614)

Dear Ms. Browning:

Thank you for your telephonic comments, summarized in italics below, to post-effective amendment number 10 to the registration statement on Form N-1A for Oppenheimer SteelPath MLP Funds Trust (the “Registrant” or the “Trust”) on behalf of its series, Oppenheimer SteelPath MLP Alpha Fund, Oppenheimer SteelPath MLP Alpha Plus Fund, Oppenheimer SteelPath MLP Income Fund, Oppenheimer SteelPath MLP and  Infrastructure Debt Fund, and Oppenheimer SteelPath MLP Select 40 Fund (each a “Fund” and, collectively, the “Funds”) filed with the Securities and Exchange Commission (the “Commission”) on January 28, 2013.  Post-effective amendment number 10 was filed pursuant to Rule 485(a) of the Securities Act of 1933, as amended, to update the Prospectus and Statement of Additional Information to reflect certain investment policy changes, a new investment advisory agreement and a new Declaration of Trust, all of which were approved by shareholders at meetings held on November 16 and November 30, 2012.

Per your request, we are providing the completed fee tables and updated portfolio turnover data for each Fund in advance of the 485(b) filing for the Staff’s review and comment.  All additional changes to be made to the registration statement in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 11 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about March 27, 2013, and will be discussed in separate correspondence to be filed in connection with that Post-Effective Amendment.

Comments

1.  Please file the completed fee tables and updated portfolio turnover data as EDGAR correspondence before filing the 485(b) filing as the Staff may have additional comments to the Funds’ Item 4 disclosure based on the portfolio turnover rates.

The completed fee table for each Fund is set forth below.

Oppenheimer SteelPath MLP Select 40 Fund

	Class A Shares	Class C Shares	Class I Shares	Class Y Shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	NONE	NONE	NONE
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sales proceeds) (Imposed on Class C shares redeemed within one year of purchase.)	NONE	1.00%	NONE	NONE
Maximum Account Fee (Accounts With Less than $10,000)	$24	$24	$24	$24

	Class A Shares	Class C Shares	Class I Shares	Class Y Shares
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.70%	0.70%	0.70%	0.70%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	NONE	NONE
Other Expenses	0.19%	0.34%	0.18%	0.20%
Deferred Income Tax Expense(a)	4.14%	3.88%	4.20%	4.18%
Total Annual Fund Operating Expenses	5.28%	5.92%	5.08%	5.08%
Fee Limitation and/or Expense Reimbursement(b)	(0.04)%	(0.19)%	(0.03)%	(0.05)%
Total Annual Fund Operating Expenses After Fee Limitation and/or Expense Reimbursement	5.24%	5.73%	5.05%	5.03%
(a)
The Fund is classified for federal income tax purposes as a taxable regular corporation or so-called Subchapter “C” corporation. As a “C” corporation, the Fund accrues deferred tax liability for its future tax liability associated with the capital appreciation of its investments and the distributions received by the Fund on equity securities of master limited partnerships considered to be a return of capital and for any net operating gains. The Fund’s accrued deferred tax liability, if any, is reflected each day in the Fund’s net asset value per share. The deferred income tax expense/(benefit) represents an estimate of the Fund’s potential tax expense/(benefit) if it were to recognize the unrealized gains/(losses) in the portfolio. An estimate of deferred income tax expense/(benefit) is dependent upon the Fund’s net investment income/(loss) and realized and unrealized gains/(losses) on investments and such expenses may vary greatly from year to year and from day to day depending on the nature of the Fund’ s investments, the performance of those investments and general market conditions. Therefore, any estimate of deferred income tax expense/(benefit) cannot be reliably predicted from year to year. For the fiscal year ended November 30, 2012, the Fund had net operating gains of $64,332,049 and accrued $37,246,636 in net deferred tax expense primarily related to unrealized appreciation on investments.

(b)
The Advisor has agreed to limit fees and/or reimburse expenses of the Fund until at least March 28, 2014, to the extent that Total Annual Fund Operating Expenses (exclusive of interest, taxes, such as deferred tax expenses, brokerage commissions, acquired fund fees and expenses, dividend costs related to short sales, and extraordinary expenses, such as litigation expenses, if any) exceed 1.10% for Class A shares, 1.85% for Class C shares, 0.85% for Class I shares, and 0.85% for Class Y shares. The Fund’s Total Annual Operating Expenses After Fee Limitation

and/or Expense Reimbursement (“Net Expenses”) will be higher than these amounts to the extent that the Fund incurs expenses excluded from the expense cap. Because the Fund’s deferred income tax expense is excluded from the expense cap, the Fund’s Net Expenses for each class of shares is increased by the amount of this expense. The Advisor can be reimbursed by the Fund within three years after the date the fee limitation and/or expense reimbursement has been made by the Advisor, provided that such repayment does not cause the expenses of any class of the Fund to exceed the foregoing limits. The fee limitation and/or expense reimbursement may be terminated or amended prior to March 28, 2014 with the approval of the Trust’s Board of Trustees.

During the fiscal year ended November 30, 2012, the Fund’s portfolio turnover rate was 11% of the average value of its portfolio.

Oppenheimer SteelPath MLP Alpha Fund

	Class A Shares	Class C Shares	Class I Shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	NONE	NONE
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sales proceeds) (Imposed on Class C shares redeemed within one year of purchase.)	NONE	1.00%	NONE
Maximum Account Fee (Accounts With Less than $10,000)	$24	$24	$24

	Class A Shares	Class C Shares	Class I Shares
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.10%	1.10%	1.10%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	NONE
Other Expenses	0.23%	0.53%	0.19%
Deferred Income Tax Expense(a)	5.55%	5.29%	5.60%
Total Annual Fund Operating Expenses	7.13%	7.92%	6.89%
Fee Limitation and/or Expense Reimbursement(b)	(0.08)%	(0.38)%	(0.04)%
Total Annual Fund Operating Expenses After Fee Limitation and/or Expense Reimbursement	7.05%	7.54%	6.85%
(a)
The Fund is classified for federal income tax purposes as a taxable regular corporation or so-called Subchapter “C” corporation. As a “C” corporation, the Fund accrues deferred tax liability for its future tax liability associated with the capital appreciation of its investments and the distributions received by the Fund on equity securities of master limited partnerships considered to be a return of capital and for any net operating gains. The Fund’s accrued deferred tax liability, if any, is reflected each day in the Fund’s net asset value per share. The deferred income tax expense/(benefit) represents an estimate of the Fund’s potential tax expense/(benefit) if it were to recognize the unrealized gains/(losses) in the portfolio. An estimate of deferred income tax expense/(benefit) is dependent upon the Fund’s net investment income/(loss) and realized and unrealized gains/(losses) on investments and such expenses may vary greatly from year to year and from day to day depending on the nature of the Fund’ s investments, the performance of those investments and general market conditions. Therefore, any estimate of deferred income tax expense/(benefit) cannot be reliably predicted from year to year. For the fiscal year ended November 30, 2012, the Fund had net operating gains of $67,004,892 and accrued $39,089,486 in net deferred tax expense primarily related to unrealized appreciation on investments.
(b)
The Advisor has agreed to limit fees and/or reimburse expenses of the Fund until at least March 28, 2014, to the extent that Total Annual Fund Operating Expenses (exclusive of interest, taxes, such as deferred tax expenses, brokerage commissions, acquired fund fees and expenses, dividend costs related to short sales, and extraordinary expenses, such as litigation expenses, if any) exceed 1.50% for Class A shares, 2.25% for Class C shares, and 1.25% for Class I shares. The Fund’s Total Annual Operating Expenses After Fee Limitation and/or Expense Reimbursement (“Net Expenses”) will be higher than these amounts to the extent that the Fund incurs expenses excluded from the expense cap. Because the Fund’s deferred income tax expense is excluded from the expense cap, the Fund’s Net Expenses for each class of shares is increased by the amount of this expense. The Advisor can be reimbursed by the Fund within three years after the date the fee limitation and/or expense reimbursement has been made by the Advisor, provided that such repayment does not cause the expenses of any class of the Fund to exceed the foregoing limits. The fee limitation and/or expense reimbursement may be terminated or amended prior to March 28, 2014 with the approval of the Trust’s Board of Trustees.

During the fiscal year ended November 30, 2012, the Fund’s portfolio turnover rate was 15% of the average value of its portfolio.

Oppenheimer SteelPath MLP Income Fund

	Class A Shares	Class C Shares	Class I Shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	NONE	NONE
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sales proceeds) (Imposed on Class C shares redeemed within one year of purchase.)	NONE	1.00%	NONE
Maximum Account Fee (Accounts With Less than $10,000)	$24	$24	$24

	Class A Shares	Class C Shares	Class I Shares
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%	0.95%	0.95%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	NONE
Other Expenses	0.31%	0.42%	0.32%
Deferred Income Tax Expense (a)	2.02%	1.78%	2.10%
Total Annual Fund Operating Expenses	3.53%	4.15%	3.37%
Fee Limitation and/or Expense Reimbursement(b)	(0.16)%	(0.27)%	(0.17)%

Total Annual Fund Operating Expenses After Fee Limitation and/or Expense Reimbursement (b)	3.37%	3.88%	3.20%

(a)
The Fund is classified for federal income tax purposes as a taxable regular corporation or so-called Subchapter “C” corporation. As a “C” corporation, the Fund accrues deferred tax liability for its future tax liability associated with the capital appreciation of its investments and the distributions received by the Fund on equity securities of master limited partnerships considered to be a return of capital and for any net operating gains. The Fund’s accrued deferred tax liability, if any, is reflected each day in the Fund’s net asset value per share. The deferred income tax expense/(benefit) represents an estimate of the Fund’s potential tax expense/(benefit) if it were to recognize the unrealized gains/(losses) in the portfolio. An estimate of deferred income tax expense/(benefit) is dependent upon the Fund’s net investment income/(loss) and realized and unrealized gains/(losses) on investments and such expenses may vary greatly from year to year and from day to day depending on the nature of the Fund’ s investments, the performance of those investments and general market conditions. Therefore, any estimate of deferred income tax expense/(benefit) cannot be reliably predicted from year to year. For the fiscal year ended November 30, 2012, the Fund had net operating gains of $14,554,604 and accrued $8,257,173 in net deferred tax expense primarily related to unrealized appreciation on investment.

(b)
The Advisor has agreed to limit fees and/or reimburse expenses of the Fund until at least March 28, 2014, to the extent that Total Annual Fund Operating Expenses (exclusive of interest, taxes, such as deferred tax expenses, brokerage commissions, acquired fund fees and expenses, dividend costs related to short sales, and extraordinary expenses, such as litigation expenses, if any) exceed 1.35% for Class A shares, 2.10% for Class C shares, and 1.10% for Class I shares. The Fund’s Total Annual Operating Expenses After Fee Limitation and/or Expense Reimbursement will be higher than these amounts to the extent that the Fund incurs expenses excluded from the expense cap. The Advisor can be reimbursed by the Fund within three years after the date the fee limitation and/or expense reimbursement has been made by the Advisor, provided that such repayment does not cause the expenses of any class of the Fund to exceed the foregoing limits. The fee limitation and/or expense reimbursement may be terminated or amended prior to March 28, 2014 with the approval of the Trust’s Board of Trustees.

During the fiscal year ended November 30, 2012, the Fund’s portfolio turnover rate was 29% of the average value of its portfolio.

Oppenheimer SteelPath MLP Alpha Plus Fund

	Class A Shares	Class C Shares	Class I Shares
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	NONE	NONE
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sales proceeds) (imposed on Class C shares redeemed within one year of purchase)	NONE	1.00%	NONE
Maximum Account Fee (Accounts With Less than $10,000)	$24	$24	$24
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	NONE

Other Expenses	6.92%	9.07%	23.21%
Deferred Income Tax Expense(a)	4.04%	4.16%	NONE
Interest Expense Related to Borrowings	0.60%	0.56%	0.36%
Total Annual Fund Operating Expenses	13.06%	16.04%	24.82%
Fee Limitation and/or Expense Reimbursement(b)	(6.42)%	(8.57)%	(22.71)%
Total Annual Fund Operating Expenses After Fee Limitation and/or Expense Reimbursement(b)	6.64%	7.47%	2.11%

(a)
The Fund is classified for federal income tax purposes as a taxable regular corporation or so-called Subchapter “C” corporation. As a “C” corporation, the Fund accrues deferred tax liability for its future tax liability associated with the capital appreciation of its investments and the distributions received by the Fund on equity securities of master limited partnerships considered to be a return of capital and for any net operating gains. The Fund’s accrued deferred tax liability, if any, is reflected each day in the Fund’s net asset value per share. The deferred income tax expense/(benefit) represents an estimate of the Fund’s potential tax expense/(benefit) if it were to recognize the unrealized gains/(losses) in the portfolio. An estimate of deferred income tax expense/(benefit) is dependent upon the Fund’s net investment income/(loss) and realized and unrealized gains/(losses) on investments and such expenses may vary greatly from year to year and from day to day depending on the nature of the Fund’ s investments, the performance of those investments and general market conditions. Therefore, any estimate of deferred income tax expense/(benefit) cannot be reliably predicted from year to year. For the fiscal year ended November 30, 2012, the Fund had net operating gains of $83,737 and accrued $49,602 in net deferred tax expense primarily related to unrealized appreciation on investments.  However, for Class I there was a deferred tax benefit resulting from the timing differences of the class state dates.  For Class I shares, if the deferred tax benefit was included, the Fund’s Total Annual Operating Expenses would be 21.94% and Total Annual Fund Operating Expenses After Fee Limitation and/or Expense Reimbursement would be (0.77%).

(b)
The Advisor has agreed to limit fees and/or reimburse expenses of the Fund until at least March 28, 2014, to the extent that Total Annual Fund Operating Expenses (exclusive of interest, taxes, such as deferred tax expenses, brokerage commissions, acquired fund fees and expenses, dividend costs related to short sales, and extraordinary expenses, such as litigation expenses, if any) exceed 2.00% for Class A shares, 2.75% for Class C shares and 1.75% for Class I shares. The Fund’s Total Annual Operating Expenses After Fee Limitation and/or Expense Reimbursement (“Net Expenses”) will be higher than these amounts to the extent that the Fund incurs expenses excluded from the expense cap. Because the Fund’s interest expenses related to borrowings are excluded from the expense cap, the Fund’s Net Expenses for each class of shares is increased by the amount of this expense. The Advisor can be reimbursed by the Fund within three years after the date the fee limitation and/or expense reimbursement has been made by the Advisor, provided that such repayment does not cause the expenses of any class of the Fund to exceed the foregoing limits. The fee limitation and/or expense reimbursement may be terminated or amended prior to March 28, 2014 with the approval of the Trust’s Board of Trustees.

During the fiscal period from December 30, 2011 (the date that the Fund commenced operations) through November 30, 2012, the Fund’s portfolio turnover rate was 69% of the average value of its portfolio.

Oppenheimer SteelPath MLP and Infrastructure Debt Fund

	Class A Shares	Class C Shares	Class I Shares
Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	NONE	NONE
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sales proceeds) (imposed on Class C shares redeemed within one year of purchase)	NONE	1.00%	NONE
Maximum Account Fee (Accounts With Less than $10,000)	$24	$24	$24
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	NONE
Other Expenses	12.80%	62.38%	66.02%
Total Annual Fund Operating Expenses	13.85%	64.18%	66.82%
Fee Limitation and/or Expense Reimbursement(a)	(12.70)%	(62.28)%	(65.92)%
Total Annual Fund Operating Expenses After Fee Limitation and/or Expense Reimbursement (a)	1.15%	1.90%	0.90%
(a)
The Advisor has agreed to limit fees and/or reimburse expenses of the Fund until at least March 28, 2014, to the extent that Total Annual Fund Operating Expenses (exclusive of interest, taxes, such as deferred tax expenses, brokerage commissions, acquired fund fees and expenses, dividend costs related to short sales, and extraordinary expenses, such as litigation expenses, if any) exceed 1.15% for Class A shares, 1.90% for Class C shares and 0.90% for Class I shares. The Fund’s Total Annual Operating Expenses After Fee Limitation and/or Expense Reimbursement will be higher than these amounts to the extent that the Fund incurs expenses excluded from the expense cap. The Advisor can be reimbursed by the Fund within three years after the date the fee limitation and/or expense reimbursement has been made by the Advisor, provided that such repayment does not cause the expenses of any class of the Fund to exceed the foregoing limits. The fee limitation and/or expense reimbursement may be terminated or amended prior to March 28, 2014 with the approval of the Trust’s Board of Trustees.

During the fiscal period from December 30, 2011 (the date that the Fund commenced operations) through November 30, 2012, the Fund’s portfolio turnover rate was 0% of the average value of its portfolio.

*                                                      *                                                      *

2.  Please advise the Staff in advance of filing Post-Effective Amendment No. 11 as to whether any of the Funds invest in total return swaps.  If so, the Staff may provide further comments regarding these instruments.  If the Funds invest in total return swaps, please include disclosure in the chart titled “Additional Information About Investments.”

We hereby confirm that none of the Funds invest in total return swaps.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards
OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@oppenheimerfunds.com

Sincerely,

/s/ Taylor V. Edwards
Taylor V. Edwards
Vice President & Senior Counsel

cc:	Arthur S. Gabinet, Esq.
Lori E. Bostrom, Esq.
K&L Gates LLP
KPMG LLP